EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2018
Earnings:
Income before income taxes	$2,632
Add:
Fixed charges	198
Less:
Income from equity investees	(8)
Capitalized interest	(1)
Income as adjusted	$2,821
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$143
Rents of one-third representative of interest factor	54
Capitalized interest	1
Total fixed charges	$198
Ratio of earnings to fixed charges	14.2